Exhibit 99.1

Pinnacle Food Reports Strong Revenue Growth and Significantly Strengthens Balance Sheet in First Half of 2025

Vancouver, BC – November 20, 2025 – Pinnacle Food Group Limited (“PFAI” or “the Company”), a seller of smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms, today announced its unaudited financial results for the six months ended June 30, 2025. The results highlight strong revenue growth and a substantial improvement in the Company’s balance sheet following its recent initial public offering (IPO).

First Half 2025 Financial and Operational Highlights:

Total Revenues for the six months ended June 30, 2025, increased by 28.9% to $926,641, up from $718,831 for the same period in 2024.

Net Loss for the six months ended June 30, 2025, increased to $801,684, up from $300,215 for the same period in 2024. Loss Per Share for the six months ended June 30, 2025, increased to $0.08, up from $0.03 for the same period in 2024.

The Company’s balance sheet saw a dramatic improvement, driven primarily by the proceeds from its share issuance.

Cash rose to $4,713,080 as of June 30, 2025 compared to $685,796 as of December 31, 2024.

Total Assets increased to $9,043,868 from $5,604,664 at year-end 2024.

Total Liabilities decreased significantly to $1,476,074 from $3,053,862 as of December 31, 2024. This includes a reduction in amounts due to related parties, which fell from $518,763 to $5,243.

Total Stockholders’ Equity rose to $5,369,597 from $466,571 as of December 31, 2024, reflecting the net proceeds from the Company’s IPO.

Jiulong You, Chief Executive Officer of Pinnacle Food Group Limited, stated, “The first half of 2025 was a defining period for Pinnacle. We achieved nearly 29% revenue growth, a clear indicator of the rising market adoption of our smart hydroponic growing systems. Crucially, the successful execution of our IPO and subsequent strengthening of our balance sheet provides us with the capital necessary to accelerate our strategic growth initiatives, including planned expansion into the APAC region, further investment in our product development pipeline and exploration in applied bioengineering initiatives.”

Wencai Pan, Chief Financial Officer, added, “Our immediate focus post-IPO has been to use the capital to strengthen our financial position. While our net loss widened due to IPO-related expenses, the loss was consistent with management expectations. Our cash position remains strong, providing sufficient liquidity to execute our long-term growth strategy.”

About Pinnacle Food Group Limited

Incorporated in Cayman Islands, Pinnacle Food Group Limited sells smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms. We offer both tailored hardware solutions and data-driven support, allowing our users to optimize their smart farming productivity. For more information, please visit the Company’s website at https:// www.pinnaclefoodinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not limited to historical facts, but reflect Pinnacle’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Pinnacle’s recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Pinnacle undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Pinnacle Food Group Limited Investor Contact:

Wencai Pan, CFA

Chief Financial Officer

604 727 7204

ir@pinnaclefoodinc.com

PINNACLE FOOD GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 and DECEMBER 31, 2024
(US$, except share data, or otherwise noted)

	June 30, 2025 Unaudited	December 31, 2024 (audited)
	US$	US$
Assets
Current Assets
Cash	4,713,080	685,796
Inventories	86,497	21,157
Accounts receivable, net	2,354,410	2,954,649
Prepaid expenses	346,947	11,412
Loan receivable	—	216,800
Other investments	366,732	—
Other receivables	105,092	13,598
Total current assets	7,972,758	3,903,412
Non-current assets
Property, plant and equipment, net	736,410	760,102
Right-of-use assets – operating leases	135,801	162,227
Intangible assets, net	198,899	256,811
Deferred costs	—	522,112
Total assets	9,043,868	5,604,664

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	913,177	1,821,815
Accrued payroll liabilities	10,383	9,344
Income taxes payable	318,803	342,218
Due to related parties	5,243	518,763
Contract liabilities	92,015	93,947
Operating lease liabilities	34,605	55,673
Other payables	—	61,236
Promissory note	764	764
Total current liabilities	1,374,990	2,903,760
Non-current liabilities
Operating lease liabilities	101,084	106,235
Deferred tax liabilities	—	43,867
Total liabilities	1,476,074	3,053,862

Commitments and Contingencies
Subsidiary’s preferred shares subject to redemption	2,198,197	2,084,231

Stockholders’ equity
Class A common shares, par value $0.00005, 900,000,000 shares authorized; 4,005,000 and 2,205,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively;
Class B common shares, par value $0.00005, 100,000,000 shares authorized; 7,695,000 and 7,695,000 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively;	495	495
Additional paid-in capital	5,295,923	(467,570)
Subscription receivable	(428)	(428)
Accumulated other comprehensive income	61,504	113,287
Retained earnings	12,103	820,787
Total stockholders’ equity	5,369,597	466,571
Total liabilities, subsidiary’s preferred shares subject to redemption and stockholders’ equity	9,043,868	5,604,664

PINNACLE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(US$, except share data, or otherwise noted)

	For The Six Months Ended June 30, 2025 (Unaudited)	For The Six Months Ended June 30, 2024 (Unaudited)
		US$
Revenues	926,641	718,831
Costs of revenues	373,233	455,355
Gross profit	553,408	263,476

Operating costs and expenses:
Selling expenses	430,414	898
General and administrative	1,041,578	478,746
Research and development expenses	39,845	—
Total operating costs and expenses	1,511,837	479,644

Loss from operations	(958,429)	(216,168)

Other income (expenses):
Other income (expenses)	104,960	(74,797)
Total other income (expenses)	104,960	(74,797)

Loss before provision for income taxes	(853,469)	(290,965)
Current income tax expense	—	—
Deferred income tax expense	(44,785)	9,250
Net loss	(808,684)	(300,215)

Other comprehensive income (loss)
Currency translation adjustment	(51,783)	61,514
Total comprehensive income (loss)	(860,467)	(238,701)

Earnings (loss) per common share
Basic & diluted – Class A and Class B	(0.08)	(0.03)

Weighted average common shares outstanding
Basic & diluted – Class A and Class B	10,580,000	9,269,505

4